FORM 6-K


                                  SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, D.C. 20549


                                   Report of Foreign Private Issuer
                                 Pursuant to Rule 13a-16 or 15d-16 of
                                 the Securities Exchange Act of 1934


                         For the month of January, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                       Form 20-F _X_      Form 40-F _____

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)
                              Yes ____           No _X_

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                                 N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

An announcement on the approved adjustments of tariffs for excessive generation in respect of certain power plants of Huaneng Power International, Inc. ("registrant"), made by the registrant in English on January 6, 2005.





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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long





                          Name:    Huang Long

                          Title:   Company Secretary



Date: January 6, 2005



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                               [GRAPHIC OMITTED]
        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT -
                ADJUSTMENTS OF TARIFFS FOR EXCESSIVE GENERATION

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced the approval in the adjustments of tariffs for excessive generation in respect of some of its power plants. According to documents (the "Documents") issued by the National Development and Reform Commission, with effect from 15th June 2004, the tariffs (including VAT) for excessive generation for the Company's power plants in Shanghai Municipality, Jiangsu Province and Zhejiang Province are to be adjusted to RMB280.00/MWh, RMB300.00/MWh and RMB338.00/MWh, respectively. According to the Documents, the tariffs (including VAT) for excessive generation of the Company's power plants in those areas are to be adjusted as follows:


                                                     Existing        Adjusted
                                                   tariff for      tariff for
                                                    excessive       excessive
Power Plant                                        generation      generation
                                                    (RMB/MWh)       (RMB/MWh)

Shanghai Shidongkou First Power Plant                  260.00          280.00
Shanghai Shidongkou Second Power Plant                 260.00          280.00
Nantong Power Plant                                    280.00          300.00
Nanjing Power Plant                                    280.00          300.00
Huaiyin Power Plant                                    280.00          300.00
Taicang Power Plant                                    280.00          300.00
Changxing Power Plant                                  328.00          338.00

Moreover, having liaised with the relevant tariff setting authorities, it is agreed that the proposed on-grid power generation for 2004 in respect of Shanghai Shidongkou First Power Plant of the Company shall be calculated on the basis of the temporary on-grid tariff which shall be increased by RMB16.90/MWh from its existing approved tariff (RMB281.00/MWh (including VAT)).


The Company develops, constructs and manages large thermal power plants in China nationwide, with a total generation capacity of 19,852 MW on an equity basis. The Company wholly owns 16 power plants, has controlling interests in 7 power plants and minority interests in 4 power companies. Today, the Company is one of the largest independent power producers in China.


                                                  By Order of the Board
                                                   Huang Long
                                                   Company Secretary

As at the date of this announcement, the directors of the Company are:


Li Xiaopeng (Non-executive director)                Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)              Zheng Jianchao (Independent director)
Huang Yongda (Executive director)                   Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)                    Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)               Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
6th January, 2005